Prior to the open of business on March 24, 2003, JPMorgan Bond Fund II (the "Acquiring Fund") acquired all the net assets of JPMorgan Intermediate Bond Fund (the "Target Fund"). This reorganization was pursuant to the Reorganization Plan approved by the Target Fund's shareholders on February 13, 2003. The transaction was structured for tax purposes to qualify as tax-free reorganization under the Internal Revenue Code. Under the Reorganization Plan, shareholders of the Target Fund received shares in the Acquiring Fund with a value equal to their holdings in the Target Fund.